ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

April 19, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mr. Donald F. Delaney

Re:	Schlumberger N.V. (Schlumberger Limited)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on February 16, 2007
File No. 001-04601

Dear Mr. Delaney:

As indicated by telephone yesterday, our client Schlumberger N.V. (Schlumberger Limited) (the “Company”) has requested an extension to respond to comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in their letter dated April 10, 2007 with respect to the Company’s filing referenced above. The Company advises that the extension is expected to enable it to provide an appropriate response to the staff’s comments and that the Company expects to file a response by May 15, 2007.

If you have any questions, please call J. David Kirkland, Jr. at 713.229.1101, Sean T. Wheeler at 713.229.1268 or the undersigned at 713.229.4062.

Thank you for your attention to this matter.

BAKER BOTTS L.L.P.

By:	/s/ Patrick Whitman
Patrick Whitman

Mr. Donald F. Delaney	2	April 19, 2007

cc:	Mr. Karl Hiller
Branch Chief Securities and Exchange Commission

Ms. Ellen Summer
Schlumberger Limited

Mr. J. David Kirkland, Jr.
Mr. Sean T. Wheeler
Baker Botts L.L.P.